SO 3/10/03 ##

03014165

SECURITIES ... ION
Washington, ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 WASH. D.C. 155 SEC PROCESSING SECTION

SEC FILE NUMBER
8- 34743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUSTIN SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

69-39 AUSTIN ST.
(No. and Street)

FOREST HILLS	NY	11375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN MITCHELL 718-268-7666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER, LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/13

OATH OR AFFIRMATION

I, BRIAN MITCHELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUSTIN SECURITIES, INC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSTIN SECURITIES, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

AUSTIN SECURITIES, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Austin Securities, Inc.:

We have audited the accompanying statement of financial condition of Austin Securities, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Austin Securities, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

February 15, 2003 Kaufmann, Gallucci + Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

AUSTIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	50,976
Receivable from clearing ogranization		152,309
Deposit with clearing organization		100,076
Securities owned, at market value		41,671
Security deposit		7,000
Office furniture, equipment, and leasehold improvements net of accumulated depreciation and amortization of $38,953		4,699
TOTAL ASSETS	$	356,731

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	29,985
Securities sold, not yet purchased		69,020
TOTAL LIABILITIES		99,005
Commitments		
Subordinated borrowings		25,000
Shareholders' equity:		
Common stock, no par value; authorized 200 shares, 100 shares issued and outstanding		91,887
Additional paid-in capital		298,810
Accumulated deficit		(157,971)
TOTAL SHAREHOLDERS' EQUITY		232,726
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	356,731

The accompanying notes are an integral part
of this financial statement.

AUSTIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Austin Securities, Inc. (the "Company") was incorporated in the State of New York May 1, 1985. The Company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission.

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non-performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Cash equivalents consist of cash held in a money market account at the clearing broker.

(b) The Company records proprietary securities transactions in regular-way trades and related profit and loss arising from these transactions on the settlement date. Customers' securities and commodities transactions are reported on a settlement date basis, as well as the related commission income and expenses. Securities owned at market value and revenues and expenses would not be materially different if reported on a trade date basis.

(c) Marketable securities owned and securities sold, not yet purchased are valued at quoted market prices. Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

(d) Office furniture and equipment are depreciated on a straight line basis over their estimated useful lives. Leasehold improvements are being amortized over their estimated useful lives.

NOTE 2 - CONTINUED

(e) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2002 and paid in January 2003, and residual balances from the Company's trading activity. The deposit is required by the clearing agreement.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company will be engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

NOTE 5 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an 'S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal or State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The Company is subject to minimum state and local tax on income.

AUSTIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 6 - COMMITMENTS

The Company leases office space under an operating lease which expires June 1, 2009. After June 1, 2000, the rent may be adjusted based on the Consumer Price Index. Future minimum annual payments required as of December 31, 2002 over the term of the current lease are as follows:

Year ended December 31	Minimum lease payments
2003	42,000
2004	42,000
2005	42,000
2006	42,000
2007	42,000
To May 31, 2009	101,500
	$ 269,500

NOTE 7 - SUBORDINATED BORROWINGS

At December 31, 2002, the Company had borrowings of $25,000 which were unconditionally subordinated to all claims of general creditors pursuant to written agreements. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The agreements are scheduled to mature on May 30, 2004. The interest rate on the loan is 10 %.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $221,658 which was $121,658 in excess of its required net capital of $100,000. The Company's net capital ratio was .14 to 1.